Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Six Months Ended June 30, 2007 (Unaudited)	Years Ended December 31,
		2006	2005	2004	2003	2002
Earnings
Income before income taxes and minority interest	$548	$ 912	$302	$283	$1,771	$1,520
Interest expense	146	303	332	219	185	160
Portion of rents representative of the interest factor	91	170	149	153	141	119

	$785	$1,385	$783	$655	$2,097	$1,799

Fixed Charges
Interest expense	$146	$ 303	$332	$219	$ 185	$ 160
Portion of rents representative of the interest factor	91	170	149	153	141	119

	$237	$ 473	$481	$372	$ 326	$ 279

Ratio of Earnings to Fixed Charges	3.3	2.9	1.6	1.8	6.4	6.5